December 26, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Mofy Metaverse Limited
Registration Statement on Form F-1
File No. 333-276277

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Prime Number Capital LLC and FT Global Capital, Inc. hereby join the request of Global Mofy Metaverse Limited that the effective date of the above-referenced Registration Statement on Form F-1 be declared effective at 5:00 p.m. (Washington, D.C. time) on December 28, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ortoli Rosenstadt LLP, request by telephone that such Registration Statement be declared effective.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each placement agent or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “e-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirm that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

Prime Number Capital LLC

By:	/s/ Xiaoyan Jiang
Name:	Xiaoyan Jiang
Title:	CEO & Chairwoman

FT Global Capital Inc.

By:	/s/ Patrick Ko
Name:	Patrick Ko
Title:	President